Mail Stop 4561

November 13, 2006

Mr. Ping'an Wu
President and Chief Executive Officer
China Properties Developments, Inc.
89 Chang'an Middle Road
Yangming International Tower, 26th and 27th Floors
Xi'an, China 710061

> **Re: China Properties Developments, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 0-50637**

Dear Mr. Wu:

We have reviewed your response letter filed October 5, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB/A filed October 5, 2006

Financial Statements

Independent Auditor's Report, page F-2

1.   The auditors report does not appear to include a conforming signature, preceded by the /s/ designation, as required by Rule 302 of Regulation S-T. Please confirm to us that you obtained a manually signed audit report at the time of electronic filing in accordance with Rule 302 of Regulation S-T.

Consolidated Statement of Operations, page F-4

2.   Please tell us how the $301 Other Comprehensive Income (Loss) reported here relates to the $(72,167) reported in the Consolidated Statements of Changes in Shareholders' Equity at page F-5. Since it appears that 2005 was the first year in which you experienced effects from foreign currency conversion based on the information at page F-5 and your disclosure in Note 3 at page F-15, we do not understand why these amounts differ from one another.

Note 3 – Significant Accounting Policies

Capitalized Interest Cost, page F-12

3.   We have reviewed your response to prior comment 6 and reissue our prior
        comment, in part. Please revise to disclose the amount of total interest cost
        incurred, capitalized and expensed and where such amounts are presented in each
        period presented in your financial statements. In addition, as it relates to the
        capitalized interest on the Jiahui building, if you have evaluated this error and
        have concluded that such error has a material impact on your historical financial
        statements, you should restate your financial statements accordingly. Please
        advise.

Item 8A. Controls and Procedures, page 38

4.   We note that you made significant revisions to your financial statements and
        disclosures in response to our comments. In light of these revisions, please revise
        your disclosure to discuss the factors considered in reaching your conclusion that
        your disclosure controls and procedures were still effective as of December 31,
        2005. Also provide us, and revise to disclose, the same information with regard
        to your conclusion as to the effectiveness of disclosure controls and procedures as
        of March 31, 2006 in your Form 10-QSB/A for that period.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the
undersigned at (202) 551-3431 if you have questions.

                                                Sincerely,

                                                Joshua S. Forgione
                                                Assistant Chief Accountant